EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77D:
  Policies with respect to security investments.
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EXHIBIT A:

At the Regular Meeting of the Board of Trustees, held on February 12, 2002 the Board adopted, pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, the following revised investment policies which were not required to be approved by a vote of shareholders:


KALMAR "GROWTH-WITH-VALUE" SMALL CAP FUND

The Fund invests at least 80% of its total assets in a diversified portfolio of U.S.
equity (or related) securities with a market cap range from $50 million to $2.0 billion at the time of purchase.


KALMAR "GROWTH-WITH-VALUE" MICRO CAP FUND

The Fund invests at least 80% of its total assets in a diversified portfolio of U.S.
equity (or related) securities with a market cap less than $350 million at the time of purchase.